The Bausch & Lomb
401(K) Account Plan
Financial Statements and
Supplemental Schedules
December 31, 2001 and 2000

The Bausch & Lomb 401(K) Account Plan
Index to Financial Statements and Schedule	Page 1

Page
Financial Statements:
Report of Independent Accountants	2
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	4
Notes to Financial Statements	5 - 9
Supplemental Schedule:*
Schedule of Assets (Held at End of Year)

*****

*Other schedules required by Section 2520.103 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Page 2

Report of Independent Accountants

To the Participants and Administrator of
The Bausch & Lomb 401 (K) Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Bausch & Lomb 401(K) Account Plan (the "Plan"), at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 7, 2002

The Bausch & Lomb 401(K) Account Plan
Statements of Net Assets Available for Benefits	Page 3

	December 31
	2001	2000

Assets

Investments at fair value	$ 231,874,474	$ 243,793,043
Investments at contract value	52,501,457	51,219,649

Total Investments	284,375,931	295,012,692

Cash	1,545,924	717,085
Accrued interest and dividends receivable	449,610	4,099,750

Total assets	286,371,465	299,829,527

Liabilities

Amounts due brokers for securities purchased	-	(271,271)

Total liabilities	-	(271,271)

Net assets available for benefits	$ 286,371,465	$ 299,558,256

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb 401(K) Account Plan
Statement of Changes in Net Assets Available for Benefits	Page 4

For the Year Ended December 31, 2001
Additions
Additions to net assets attributed to:
Contributions -
Participant	$ 20,420,477
Employer	8,383,742
Total contributions	28,804,219

Investment income (loss)
Interest/dividend	4,065,569
Net appreciation in fair value of investments	(19,661,312)
Total investment loss	(15,595,743)

Total	13,208,476
Deductions
Benefits paid to participants	(31,197,366)

Net decrease prior to transfer	(17,988,890)

Transfer from predecessor plan (Note 1)	4,802,099

Net decrease	(13,186,791)

Net assets available for benefits:
Beginning of year	299,558,256

End of year	$ 286,371,465

The accompanying notes are an integral part of these financial statements

The Bausch & Lomb 401(K) Account Plan
Notes to Financial Statements
Years ended December 31, 2001 and 2000	Page 5

1.       Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The following description of The Bausch & Lomb 401 (K) Account Plan provides only general information. Participants should refer to the Plan's Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

Plan Amendment and Merger

The Plan allowed for the merger of the Surgical Instrument Worker's 401(K) Savings Plan, a Bausch & Lomb Surgical Division defined contribution plan. As a result of this plan merger, assets totaling $4,802,099 were transferred into the Plan on January 1, 2001.

Participant Contributions

Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 per Plan year. The allowable employee contribution ranges from 1% to 15% of pre-tax compensation. In addition, a participant may elect to contribute an additional 1% to 6% of compensation on an after-tax basis. In no event may the participant's rate of pre-tax savings contributions when added to the rate of after-tax savings and contributions exceed 21% of eligible compensation. In addition, each participant may contribute rollover contributions received in a lump sum from another qualified defined contribution of defined benefit retirement plan.

Company Contributions

For employees who have completed one year of eligible service, the Company is required to contribute, from its profits, an amount equal to 100% of the first 3% of each participant's pre-tax savings contributions plus 50% of the next 2% of each participant's pre-tax savings contributions. For employees who have completed one year of eligible service, the Company provides a fixed contribution of .5% of a participant's eligible compensation. All Company contributions are invested in Bausch & Lomb Incorporated common stock and must remain in this fund option until the participant reaches the age of 55.

Plan Administrator

The Plan is administered by the Employee Benefits Administration Committee (the "Committee") which is appointed by the Board of Directors of the Company.

Participants' Accounts

Individual accounts are maintained for each Plan participant to reflect the participant's contributions and Company contributions. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All active Plan participants are 100% vested in their contributions, as well as in all Company contributions.

Page 6

Participant Loans

Plan participants may borrow up to one-half of their pre-tax savings contributions and Company contributions, not to exceed $50,000. Participants' loans are secured by their account balances. Loan terms range from one to five years. The interest rate on such loans is determined by the Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 2001 and 2000, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application (4.75% and 9.50% at December 31, 2001 and 2000, respectively).

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment or life annuity. For payment of benefits due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. A participant may withdraw from his or her after-tax savings account prior to termination of employment subject to Plan provisions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100% vested.

2.      Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation

The Plan invests in mutual funds and common stocks which are presented at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at year end. Loans to participants are valued at cost which approximates fair value.

The Plan's investments also consist of a guaranteed investment contract at Metropolitan Life Insurance Company ("Met Life") which is stated at contract value. Contract value is equal to cost plus accrued interest which approximates fair value because the contract is fully benefit responsive. The average crediting rate for 2001 and 2000 was 6.23% and 6.11%, respectively. The crediting rate

Page 7

at December 31, 2001 and 2000 was 6.0% and 6.25%, respectively. The crediting rate is reset by Met Life annually on December 1 based on the contract terms.

The Plan holds a synthetic investment contract with a total contract value of $40,046,410 and $39,498,658 at December 31, 2001 and 2000, respectively. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized depreciation on those investments.

3.      Investments

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,
	2001	2000

Bausch & Lomb Incorporated common stock*	$ 55,637,076	$ 55,426,266
Fidelity Equity Income Fund	37,609,646	40,182,633
Fidelity Spartan US Equity Index Fund	23,871,055	30,759,570
Fidelity Puritan Fund	26,342,307	26,277,411
Fidelity Contrafund Incorporated Fund	24,474,017	29,327,198
Berstein Investment Contract	17,969,260	17,882,690
Clover Capital Investment Contract	20,772,224	20,550,446
Fidelity OTC Portfolio Fund	13,011,946	18,705,896

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during this year) depreciated in value by $19,661,312 as follows:

Bausch & Lomb Incorporated common stock	$ 3,281,735
Mutual funds	16,379,577
$ 19,661,312

*Denotes party-in-interest and investment which is partially non-participant directed.

Page 8

4.       Non-participant Directed Investments

The Bausch & Lomb Incorporated Stock Fund is both a participant directed and non-participant directed investment option. Company contributions are invested in the Bausch & Lomb Stock Fund and must remain in this fund option until the participant reaches age 55. In addition, participants may direct contributions to the Bausch & Lomb Stock Fund and may redirect their contributions to another fund at any time. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits related to the Bausch & Lomb Incorporated Stock Fund is as follows:

	December 31, 2001	December 31, 2000

Net assets available for benefits:
Common stock	$ 55,637,076	$ 55,426,266
Cash	758,457	652,000
Accrued interest and dividends receivable	385,108	358,458
	$ 56,780,641	$ 56,436,724

December 31, 2001
Net assets available for benefits at beginning of year	$ 56,436,724
Contributions
Participant	490,216
Employer	8,267,247

Interest/dividends	1,508,710
Net depreciation in fair value of investments	(3,532,037)
Benefits paid to participants	(5,220,872)
Interfund transfers, net	(1,169,347)

Net assets available for benefits at end of year	$ 56,780,641

5.       Federal Income Tax

The Plan received a favorable determination letter dated February 21, 1995 from the Internal Revenue Service (the "IRS"), stating that the Plan, as then designed, was a qualified Plan in accordance with applicable sections of the Internal Revenue Code (the "Code") and its corresponding trust is exempt from taxation. On August 9, 2001, the Plan Administrator applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Page 9

6.       Transactions with Related Parties

Certain participant contributions and all Company contributions are invested in the Company's common stock and, therefore, these transactions qualify as party-in-interest. All legal, accounting and trustee services are provided at the expense of the Company.

The Bausch & Lomb 401(K) Account Plan			Schedule I
Schedule of Assets (Held at End of Year)			Page 1
For the Plan Year Ended December 31, 2001

Security Description/Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock - Common
United States - USD
**BAUSCH & LOMB INC. COM CUSIP: 071707103	1,477,352.00	48,425,741.56	55,637,076.32

Total United States - USD		48,425,741.56	55,637,076.32
Total Corporate Stock - Common		48,425,741.56	55,637,076.32

Loans to Participants/Other
United States - USD
PARTICIPANT LOANS FOR THE BAUSCH & LOMB SAVING TRUST CUSIP: 009910418	7,886,805.66		7,886,805.66

(INTEREST RATES 8.75% - 10.5%)

Total United States - USD			7,886,805.66
Total Loans to Participants/Other			7,886,805.66

Value of Interest in Common/Collective Trusts
United States - USD
COLTV SHORT-TERM INVT FD CUSIP: 195998AC3	29.160	1,545,923.98	1,545,923.98
Total United States - USD		1,545,923.98	1,545,923.98
Total Value of Interest in Common/Collective Trusts			1,545,923.98

**Denotes party-in-interest

		Schedule I
		Page 2

	Shares/Par Value	Current Value
Value of Interest in Registered Investment Companies

United States - USD

MFO FID CONCORD STR FID U S BD INDEX PORTFOLIO CUSIP: 315911107	990,490.84	10,697,301.07
MFO FID EQTY INC FD SH BEN INT CUSIP: 316138106	771,163.54	37,609,645.85
MFO FID INSTL INVS TR FREEDOM 2010 FD CUSIP: 31617R506	175,829.86	2,217,214.53
MFO FID INSTL INVS TR FREEDOM 2020 FD CUSIP: 31617R605	136,578.47	1,718,157.15
MFO FID INSTL INVS TR FREEDOM 2030 FD CUSIP: 31617R704	159,657.91	2,005,303.35
MFO FIDELITY CONTRAFUND INC OPEN END FD CUSIP: 316071109	572,223.93	24,474,017.49
MFO FIDELITY FMM RET GOVT MM CUSIP: 31619709	7,872,917.05	7,872,917.05
MFO FIDELITY INVT TR DIVERSFIFIED INTL FDOPEN END FD CUSIP: 315810802	259,238.88	4,946,277.83
MFO FIDELITY MAGELLAN PD INC OPEN END FD CUSIP: 316184100	130,343.98	13,584,449.60
MFO FIDELITY OTC PORTFOLIO OPEN END FD CUSIP: 316389105	417,450.96	13,011,946.42
MFO FIDELITY PURITAN PD OPEN END PD CUSIP: 316345107	1,490,792.72	26,342,307.36
MFO FIDELITY SPARTAN US EQTY INDEX RD OPEN END FD CUSIP: 315911206	587,378.31	23,871,054.52
Total United States - USD		168,350,592
Total Value of Interest in Registered Investment Companies		168,350,592

Value of Funds Held in Insurance Company General Accounts United States - USD

Met Life Insurance Company GAC #13388 6.25% CUSIP: 999499VE3	12,455,047.00	12,455,047.00
Total United States - USD		12,455,047.00
Total Value of Funds Held in Insurance Company General Accounts		12,455,047.00

Synthetic Investment Contract*
Monumental Life Insurance Company
6.279% to 6.391%
Underlying Securities (Bernstein):

		Schedule I
		Page 3

U.S. Government Securities
United States - USD
FNMA 30 YR PASS-THROUGHS 6.5 30 YEARS SETTLES JAN CUSIP: 01F062814	535,000.00	535,000.00
FNMA 5 01-15-2007 CUSIP: 31359MLZ4	375,000.00	376,522.50
FNMA 6 12-15-2005 CUSIP: 31359MGM9	0.12	0.13
FNMA POOL #538285 7.5 DUE 05-01-2030 REG CUSIP: 31384Y6W1	438,686.38	452,667.31
FNMA PREASSIGN 00145 5.375 11-15-2011 CUSIP: 31359MLSO	210,0000.00	203,403.90
FNMA TBA POOL #9999999 7 DUE 01-15-2015 REG CUSIP: 01F070419	900,000.00	930,942.00
FNMA TBA POOL 6.5 15 YR JAN CUSIP: 01F062416	1,035,000.00	1,055,058.30
GNMA POOL #0538208 SER 2031 6.5 DUE 12-15-2031 REG CUSIP: 36212MBW4	240,000.00	240,823.20
GNMA POOL #552246 SER 2031 6.5 DUE 12-15-2031 REG CUSIP: 38213EP75	235,000.00	235,808.05
US TREAS 6.5 NT DUE 10-15-2006 CV OVER1 BIL SEE 3984740 REG CUSIP: 912827Z62	215,000.00	233,812.50
US TREAS BIDS 10.375 DUE 11-15-2012/11-15-2007 REG CUSIP: 912810DB1	310,000.00	397,187.50
US TREAS BIDS 8.125 15/8/2019 USD 100D 8.125 DUE 08-15-2019 REG CUSIP: 912810ED8	340,000.00	429,304.40
US TREAS BDS WI TREAS SEC GOVT NATL 5.375 DUE 02-15-2031 BEO CUSIP: 912810FP8	590,000.00	581,427.30
US TREAS BILLS 06-20-2002 DTD 12/20/2001 CUSIP: 912795JZ5	120,000.00	118.996.80
US TREAS NTS 5 DUE 08-15-2011 REG CUSIP: 9128277B2	690,000.00	687,840.30
US TREAS NTS 6.5 DUE 05-31-2002 REG CUSIP: 9128272W1	30,000.00	30,571.80
US TREAS NTS 6.75 15/5/2005 USD 1000 6.75 DUE 05-15-2005 REG CUSIP: 9128276D9	195,000.00	212,000.05

Assets held for Investment Purposes
US TREAS NTS DTD 08/16/1993 5.75 DUE 08/15/2003 REG CUSIP: 912827L83	315,000.00	329,912.10
Total United States - USD	6,773,686.50	7,051,278.14
Total U.S. Government Securities		7,051,278.14

Corporate Debt Instruments - Preferred
United States - USD
BANC 1 CORP 7.625 DUE 10-15-2026 REG CUSIP: 059438AH4	55,000.00	59,084.31
BK 1 CORP SUB NT 7.875 DUE 08-01-2010 BEO CUSIP: 06423AAG8	120,000.00	132,524.41
BRISTOL MYERS SQUIBB CO NT 4.75 DUE 10-01-2006 BEO CUSIP: 110122AF5	110,000.00	108,936.30
BRIT TELECOMMUNICATIONS P L C NT 8.875 DUE 12-15-2030 BEO CUSIP: 111021AE1	95,000.00	109,016.30

		Schedule I
		Page 4

CITIBANK CR CARD ISSUANCE TR CITIBANK CR CARD 2001-A6 5.65 08-16-2008 CUSIP: 17305EAP	280,000.00	287,260.40
CITIGROUP INC NT DTD 12/06/200 6.75 DUE 12-01-2005 BEO CUSIP: 172967BA8	80,000.00	84,697.60
CITIGROUP INC SUB NT 7.25 DUE 10-01-2010 BEO CUSIP: 172987AZ4	165,000.00	176,983.95
DAIMLER CHRYSLER AUTO TR 2001-C AST BKD NT CL A-4 4.63 DUE 12-06-2006 BEO CUSIP: 23383V	120,000.00	120,915.60
FLEETBOSTON FINL CORP 4.875 DUE 12-01-2006 BEO CUSIP: 339030AD0	75,000.00	73,323.75
HARLEY-DAVIDSON EAGLEMARK MOTORCYCLE TR 2000-2 CL A-2 7.18 05-15-2008 BEO CUSIP: 4129	200,000.00	211,102.80
HSEHD FIN CORP NT 6.5 DUE 11-15-2008 BEO CUSIP: 441812GD0	80,000.00	80,161.60
INTL BK FOR RECON & DEV US3 GLOBAL NT 5 DUE 03-28-2006 BEO CUSIP: 459056QG5	130,000.00	132,090.40
JP MORGAN CHASE & CO NT 6.75 DUE 02-01-2011 BEO CUSIP: 46625HAJ9	310,000.00	317,768.60
KEYSPAN CORP 6.15 DUE 08-01-2006 BEO CUSIP: 49337WAD2	170,000.00	174,377.50
KRAFT FOODS INC GLOBAL NT DTD 11/02/2001 4.625 DUE 11-01-2008 BEO CUSIP: 50075NAA2	50,000.00	48,930.50
KRAFT FOODS INC KRAFT FOODS INC 5.62500 01-11-2011 DUE 11-01-2011 BEO CUSIP: 50075N	105,000.00	101,806.95
MBNA CR CARD MASTER NT TR MBNA MASTER CCTR 01-A1 A1 5.75 DUE 10-15-2008 BEO CUSIP: 5	600,000.00	618,372.00
MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00218 5.35 DUE 06-15-2004 CUSIP:	205,000.00	210,717.45
MERRILL LYNCH & CO INC MTN 7.18 DUE 02-11-2003 BEO CUSIP: 59018YAW1	125,000.00	131,101.25
MORGAN STANLEY DEAN WITTER & CO. GLOBAL NT DTD 04/25/2001 6.1 DUE 04-15-2006 BEO CUSIP:	225,000.00	231,905.25
P/O CITIGROUP CR CARD SER 97-8 CL A 0 BD DUE 08-15-2006 CUSIP: 17303CAP8	370,000.00	331,825.60
PEPSI BOTTLING GROUP INC GTD SR NT 7 DUE 03-01-2029 BEO CUSIP: 713409AC4	175,000.00	185,491.25
WA MUT FIN CORP SR NT DTD 05/24/2001 6.25 DUE 05-15-2006 BEO CUSIP: 939333AB6	130,000.00	134,569.50
WAL-MART STORES INC NT 6.875 DUE 08-10-2009 BEO CUSIP: 931142BE2	160,000.00	171,545.60
Total United States USD		4,234,508.87
Total Corporate Debt Instruments Preferred		4,234,508.87

		Schedule I
		Page 5

Corporate Debt Instruments - Other
United States - USD
AMERADA HESS CORP NT 7.875 DUE 10-01-2029 BEO CUSIP: 023551AF1	55,000.00	58,219.15
AT&T CORP NTS 6.5 DUE 03-15-2020 BEO CUSIP: 001957AW9	250,000.00	218,382.50
CONOCO FDG CO NT 5.45 DUE 10-15-2006/10-11-2001 BEO CUSIP: 20825UAA2	40,000.00	40,107.20
CONOCO INC NT DTD 04/20/1999 6.95 DUE 04-15-2029 BEO CUSIP: 208251AE8	85,000.00	86,507.05
COX COMMUNICATIONS INC NEW NT 7.75 DUE 11-01-2010 BEO CUSIP: 224044AY3	145,000.00	155,963.45
DAIMLER CHRYSLER N AMER HLDG CORP NT DTD 05/15/2001 6.4 DUE 05-15-2008 CUSIP: 2338	170,000.00	169,772.20
DISNEY WALT CO NEW MEDIUM TERM NTS BOOK 4.875 DUE 07-02-2004 BEO CUSIP: 25468PBT2	305,000.00	310,136.20
FIRST ENERGY CORP NT SER B 6.45 DUE 11-15-2011/11-14-2011 BEO CUSIP: 337932AB3	85,000.00	83,219.25
FORD MTR CO DEL GLOBAL LANDMARK SECS-GLOBLS 7.45 DUE 07-16-2031 BEO CUSIP: 345370CA	40,000.00	36,701.20
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.7 DUE 07-16-2004 BEO CUSIP: 345397SJ3	0.00	0.00
GEN MTRS ACCEPT CORP GM 8 DUE 11-01-2031 BEO CUSIP: 370425RZ5	80,000.00	80,935.20
GEN MTRS ACCEPT CORP NT DTD 09/12/2001 6.875 DUE 09-15-2011 BEO CUSIP: 370425RXO	95,000.00	92,914.75
INGERSOLL RAND CO SER B 6.13 MTN DUE 11-18-2027 BEO ANNUAL OPT PUT "1" PAY CUSIP:	105,000.00	107,757.30
INTL PAPER CO NT DTD 08-27-2001 6.75 DUE 09-01-2011/08-31-2001 BEO CUSIP: 460146BN2	35,000.00	35,244.65
TCI COMMUNICATIONS INC 7.875 DUE 02-15-2026 REG CUSIP: 872287AF4	105,000.00	111,479.55
TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG CUSIP: 88731EAF7	190,000.00	212,378.20
TXU CORP SR NT 6.375 DUE 06-15-2006 BEO CUSIP: 873168AC2	45,000.00	45,243.00
TYCO INTL GROUP S A CB 6.375 DUE 02-15-2006 BEO CUSIP: 902118AX6	125,000.00	127,436.25
WA MUT FIN CORP SR NT 6.875 DUE 05-15-2011 BEO CUSIP: 939333AC4	160,000.00	164,672.00
WORLDCOM INC GA NEW 8.25000 05/16/01 8.25 DUE 05-15-2031 BEO CUSIP: 9815OAK2	110,000.00	115,987.30
Total United States - USD	2,225,000	2,253,056.40
Total Corporate Debt Instruments - Other		2,253,056.40

		Schedule I
		Page 6

Value of Interest in Common/Collective Trusts
United States - USD

COLTV SHORT TERM INVT FD CUSIP: 195998AC3	7,237,964.34	7,237,964.34
Total United States - USD		7,237,964.34
Total Value of Interest in Common/Collective Trusts		7,237,964.34
Other
United States - USD
QUE PROV CDA DEB DTD 02/09/1994 7.125 DUE 02-09-2024 REG PUT CUSIP: 748148PD9	75,000.00	79,530.00
Total United States - USD	210,000.00	79,530.00
Total Other		79,530.00
Other Liabilities
Pending trade purchases: United States dollar	0.00	(3,008,972.21)
Total - all currencies		(3,008,972.21)
Total Other Liabilities		(3,008,972.21)
Subtotal		17,847,365.54
Underlying Securities (Clover Capital):
U.S. Government Securities
United States - USD
FHLMC MULTICLASS SER 1898 CL G 6.0 MTG PARTN CTF DUE 06-15-2005 REG CUSIP: 3133T8Q9	692,409.45	709,066.97
FNMA MTN 6.31 11-01-2004 CUSIP: 31384C5A2	750,000.00	795,817.50
FNMA POOL #535301 6.5 DUE 04-01-2015 REG CUSIP: 31384VU26	858,776.02	879,438.10
FNMA REMIC TR SER 1993-137 CL E 6.75 GTDMTG PASS THRU CTF DUE 02-25-2008 REG CUSIP: 31	1,000,000.00	1,037,500.01
FNMA REMIC TR SER 1993-191 CL PH 6.00 GTD PASS THRU CTF DUE 05-25-2008 REG CUSIP:	500,000.00	513,750.00
GNMA POOL #570400 SER 2031 6.5 DUE 09-15-2031 REG CUSIP: 36200RUZ3	500,000.00	501,715.00
GNMA POOL #781029 SER 2029 6.5 DUE 05-15-2029 REG CUSIP: 362258EA2	708,377.20	710,806.90
GNMA POOL #781207 SER 2030 7.5 DUE 08-15-2030 REG CUSIP: 36225BKU1	287,339.13	297,396.00
GNMA POOL #781231 SER 2030 7 DUE 12-15-2030 REG CUSIP: 36225BLLO	824,929.62	842,459.31

		Schedule I
		Page 7

US TREAS BD STRIPPED PRIN PMT 05-15-2020 REG CUSIP: 91283ATO	1,900,000.00	631,828.00
US TREAS BDS 6.375 DUE 08-15-2027 REG CUSIP: 912810FA1	850,000.00	917,600.50
US TREAS BDS 7.25 DUE 08-15-2022 REG CUSIP: 912810EM8	1,000,000.00	1,176,720.00
US TREAS BDS 7.5 DUE 11-15-2016 REG CUSIP: 912810DX3	1,400,000.00	1,655,500.00
Total United States - USD	11,271,831.42	10,669,598.29
Total U.S. Government Securities		10,669,598.29

Corporate Debt Instruments - Preferred
United States - USD
1ST DATA CORP MEDIUM TERM NTS BOOK ENTRY 5.8 DUE 12-15-2008 BEO CUSIP: 32006YAH5	600,000.00	601,044.00
ANHEUSER BUSCH CO INC 6.75 NT DUE 08-01-2003 BEO CUSIP: 035229BJ1	1,100,000.00	1,164,108.00
EMERSON ELEC CO EMERSON ELEC 7.125 DUE 08-15-2010 BEO CUSIP: 291011AM6	1,250,000.00	1,329,500.00
NORTHN STS PWR CO WIS 5.75 DUE 10-01-2003 REG CUSIP: 665789AM5	500,000.00	513,585.00
PROCTER & GAMBLE CO 8 DUE 11-15-2003 REG PUT CUSIP: 742718BA6	750,000.00	814,500.00
SYSCO CORP 6.5 NT DUE 06-15-2005 REG CUSIP: 871829AB3	1,000,000.00	1,051,020.00
WAL-MART STORES INC NT 6.875 DUE 08-10-2009 BEO CUSIP: 931142BE2	1,000,000.00	1,072,160.00
ZENCA WILMINGTON INC 6.3 DUE 06-15-2003 REG CUSIP: 98934KAA8	1,000,000.00	1,042,510.00
Total United States - USD	7,200,000.00	7,588,427.00
Total Corporate Debt Instruments Preferred		7,588,427.00

Corporate Debt Instruments - Other
United States - USD
CANANDAIGUA WINE INC 8.75 DUE 12-15-2003/12-5-1998 REG CUSIP: 137219AB7	500,000.00	501,250.00
COLUMBIA ENERGY GROUP 6.61 DUE 11-28-2002 REG PUT CUSIP: 197648BZ0	824,000.00	848,884.80
DIAL CORP NEW SR NT DTD 08/09/2001 7 DUE 08-15-2006 BEO CUSIP: 25247DAB7	500,000.00	497,180.00
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 8.7 DUE 07-16-2004 BEO CUSIP: 345397SJ3	400,000.00	406,536.00
HUNT J B TRANS SVCS INC 6.25 DUE 09-01-2003 REG CUSIP: 445658AA5	500,000.00	501,670.00
Total United States - USD	2,724,000.00	2,755,520.80
Value of Interest in Common/Collective Trusts
United States - USD

		Schedule I
		Page 8

Total United States - USD	2,724,000.00	2,755,520.80

Value of Interest in Common/Collective Trusts
United States - USD
COLTV GOVT STIF REG CUSIP: 195998BD0	366,752.50	366,752.50
Total United States - USD		366,752.50
Total Value of Interest in Common/Collective Trusts		366,752.50
Subtotal		21,380,298.59

Underlying Securities (MAS):
Value of Interest in Common/Collective Trusts
United Stats - USD
COLTV SHORT TERM INVT FD CUSIP: 195998AC3	217.67	217.67
Total United States - USD		217.67
Total Value of Interest in Common/Collective Trusts		217.67

Value of Interest in Registered Investment Companies
United States - USD

MFO MORGAN STANLEY INSTL FD FXD INC 11 PORTFOLIO INSTL CL CUSIP: 617440805	73,542.34	818,528.24
Total United States - USD		818,528.24
Total Value of Interest in Registered Investment Companies		818,528.24
Subtotal		818,745.91

Total Value $34,972,276.04; Wrapper $5,074,134.00		40,046,410.04

Total Investments		285,921,855.00

*Represents synthetic investment contract whereby assets are placed in a trust (with ownership by the Plan) and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8
(Nos. 2-56066, 2-85158, 33-15439, 33-35667, 333-03611, 333-18057, 333-75924, 333-75922 and 333-75920) of Bausch & Lomb Incorporated of our report dated June 7, 2002 appearing on page 2 of this Annual Report of The Bausch & Lomb 401(K) Account on Form 11-K for the fiscal year ended December 31, 2001.

PricewaterhouseCoopers LLP

Rochester, New York

June 26, 2002